EMAIL 1
Subject: NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

Dear [Name],

Please join me at Voyage Media's annual shareholder meeting, during which we will host an important vote.

The primary purpose of the vote will be to increase the authorized shares of the Company's Class B Common Stock from 204,082 to 664,468. This increase has already been approved by the Company's Board of Directors as being in the best interests of the Company.

As a valued investor in Voyage, I also want to share what we've been up to and our new, bold vision of the future.

Please review the attached notice and register to attend the live zoom using these instructions:

Click here to register, then use the login information provided in the registration confirmation email sent from Zoom.

See you there!

Nat Mundel – Founder & CEO

voyage_media_notice_of_annual_shareholders_meeting_2021_finalsigned.pdf

EMAIL 2
Subject: [Name] - important shareholder meeting

Hi [Name],

In case you missed it, we're holding an important shareholder meeting on September 16. Please follow the instructions below and register to attend.

In addition to an important vote, I'll be presenting our bold new future, so you won't want to miss this meeting.

The meeting is September 16, 2021, at 4:00 p.m., Pacific Time via Zoom. Registration is required.

[Click Here To Register to Attend The Shareholder Meeting](#)

I look forward to seeing you there.

Nat Mundel - Founder & CEO

EMAIL 3
Subject: [Name], hear from Robert & Dan, Heads of Originals and Podcasts

Hi [Name],

If you haven't yet registered for the September 16 Shareholder Meeting, please do so now (link below).

I will be joined at the meeting by Voyage's Head of Originals, and also our new Head of Podcasts, Dan Benamor.

Robert is a seasoned film producer and screenwriter, having run Furthur Films, the production company of Academy Award-winning actor/producer Michael Douglas, and he is an Executive Producer of the hit Netflix show, *RATCHED.*

Dan leads production on podcasts, and has been a writer, producer & executive on 17 produced feature films & televisions shows, including *AMERICAN HEIST*, *FINAL GIRL*, and *ROMAN EMPIRE.*

Together, we will be sharing what we've been up to, project announcements, upcoming releases, and our bold new vision for the future.

Plus there's an important vote, so please register to attend now:

Click Here To Register to Attend The Shareholder Meeting

I look forward to seeing you there.

Nat Mundel – Founder & CEO

EMAIL 4
Subject: [48 hours] Annual Shareholder Meeting

[Name],

We are putting the final touches on our Annual Shareholders Meeting presentation and couldn't be more excited to share our vision with you!

Reminder: the meeting is September 16, 2021, at 4:00 p.m., Pacific Time via Zoom. Registration is required.

Register to attend The Annual Meeting of Shareholders of Voyage Media by clicking here.

I look forward to seeing you there.

Nat

EMAIL 5
Subject: [Deadline Tomorrow] Annual Shareholder Meeting & Vote

Hi [Name],

Tomorrow is the day! The Annual Shareholders Meeting and the important vote is just 24 hours away.

I hope you have registered and blocked your calendar for the meeting. If you haven't registered, please click the link below.

Reminder: the meeting is September 16, 2021, at 4:00 p.m., Pacific Time via Zoom. Registration is required.

[Register to attend The Annual Meeting of Shareholders of Voyage Media by clicking here.](#)

See you tomorrow,

Nat Mundel

EMAIL 6
Subject: [Starting Now] Vote at Annual Shareholder Meeting

[Name],

This is your last opportunity to register for our Annual Shareholders Meeting. **The meeting is starting now at 4:00 p.m. via Zoom. Registration is required.**

If you **have already registered**, please use the **link provided in your registration confirmation email from Zoom**.

If you **have not registered**, **register to attend The Annual Meeting of Shareholders of Voyage Media by clicking here**.

See you in a few minutes.

Nat Mundel

EMAIL 7
Subject: [Deadline Tomorrow] Annual Shareholder Meeting & Vote

[Name],

Thank you to those of you that showed up to our Shareholder Meeting, and for your vote on Voyage's big, bold future!

If you were unable to attend, I've made a recording and linked it below.

Here are some of the highlights we discussed...

- *8 movies & shows produced*
- *New audio drama podcast division with new, already-6-figure revenue streams*
- *3 'top 100' podcasts in release and 9 others in production*
- *50% year-over-year revenue growth in 2020*
- *100% year-over-year forecasted revenue growth in 2021*
- *Now open for the what's likely the final round for the crowd to own stock in Voyage*

As you'll learn in the video, we are opening the stock sale early to existing investors only and the first $200,000 of investment gets a 20% discount, and the same share price as in 2019!

Making a reservation is easy and non-binding. But if you want the discounted shares, please make plans to transfer funds quickly.

Please Click Here For The Shareholder Meeting Recording & To Learn More About The Stock Sale

Together we can do great things!

Nat Mundel – Founder/CEO

EMAIL 8
Subject: oops, here's the recording

[Name],

Thank you to those of you that showed up to our Shareholder Meeting, and for your vote on Voyage's big, bold future!

If you were unable to attend, I've made a recording and linked it below.

Here are some of the highlights we discussed...

- *8 movies & shows produced*
- *New audio drama podcast division with new, already-6-figure revenue streams*
- *3 'top 100' podcasts in release and 9 others in production*
- *50% year-over-year revenue growth in 2020*
- *100% year-over-year forecasted revenue growth in 2021*
- *Now open for the what's likely the final round for the crowd to own stock in Voyage*

As you'll learn in the video, we are opening the stock sale early <u>to existing investors only</u> and the first $200,000 of investment gets a 20% discount, and the same share price as in 2019!

Making a reservation is easy and non-binding. But if you want the discounted shares, please make plans to transfer funds quickly.

<u>Please Click Here For The Shareholder Meeting Recording & To Learn More About The Stock Sale</u>

Together we can do great things!

Nat Mundel – Founder/CEO

EMAIL 9
Subject: Stock sale now live

Hi [Name],

We are officially live with what's likely the last time for the crowd to buy stock in Voyage.

But for a short period, we are only open to existing investors.

And the Big News??

The launch of our new audio drama podcast division coupled together with our now fast growing audience, has given birth to our new, bigger, bolder vision:

We are growing beyond the incubator!

We are now an open platform that connects storytellers with audiences, to create a massive library of intellectual property for film, television, podcasts, books, video games & music.

And while forward looking statements cannot be guaranteed, we believe this gives us a solid roadmap to a $200-300 million valuation by 2025.

And as a way of saying thank you to you, our existing investors, the first $200,000 worth of shares purchased are offered at the 2019 valuation. After those shares are purchased, the valuation goes up 20%.

Reserving access to those shares is easy and now open, but they appear to being snatched up much more quickly than in years past:

>>Click Here<< to visit our new WeFunder profile, enter the dollar amount you wish to invest, and make your reservation now. Reservations are non-binding and you can change your mind.

When you make your reservation, you're getting in cue, and also showing the world that you believe in what we're up to (which makes it more likely others will join us in this effort!)

Even though the reservation is non-binding, to claim the discounted shares, please link your account or wire the funds into 'wefunder cash' so you are poised to take swift action and commit to the purchase when we tell you it's time (in about 3-4 weeks).

And if by the time you go to the profile, reservations are already at the limit, please reserve anyway, because we're told that some % of people don't end up following through. So you should still get in cue.

Again, to keep it simple: reserve now, commit later.

See you inside!

Nat Mundel

EMAIL 10
Subject: [Notice]: shares almost gone

Hi [Name],

The rate at which your fellow-investors have snatched up the discounted shares in Voyage is truly extraordinary.

I guess they see what we see: we're making a massive impact, growing rapidly, and now have a bigger, bolder vision for the future that could create a big exit.

There are only a few more '2019-priced' shares left, so please move quickly as we'll be opening to the public soon.

We created these shares <u>for you, [Name]</u>!

<u>Click Here Now To Reserve Your '2019-Priced' Shares</u>

Pretty soon they increase by 20%.

See you inside!

Nat

Subject: Notice to Investors

Hi [Name],

We just discovered that you had opted out of our emails a while ago, which means you likely have not received our recent and important updates.

So we've put you back on the investor email list and recommend you stay opted in. That said, if you don't want to be updated, you may unsubscribe below.

Firstly, things at Voyage have been going great. We've grown a lot and have some really terrific updates for you, including a big bold vision for the future.

Most of this was discussed at our recent Shareholder Meeting. **Click here to watch the recording of the meeting now.**

Thirdly, we issued some discounted shares that are currently only available for existing investors. But most were snatched up within 48 hours of release. **Click here to reserve yours right away.**

Sorry that this message is getting to you late but again, we were unable to deliver emails to you until now. But good news is there are still some remaining discounted shares.

See you inside!

Nat

Subject: Additional discount shares added

Hi [Name],

If you missed the boat on the discounted shares, I have some good news for you:

I've added more!

As you know they were snatched up in a few short days, and I don't expect these will last long either.

See you inside!

Nat

EMAIL 13
Subject: Your investment perk

Hi [Name],

Did you know that when you invest again in Voyage, there are new perks you're eligible for?

Not only can you reserve shares at the discounted 2019 price, but when you invest at the tiers listed below, you also get:

$250+
An Invitation to our Annual Gala (likely virtual this year)

$500+
Two Annual Gala Invites

$1000+
1-on-1 Idea/Story Pitch Session with a Producer

$2500+
Access to our On-Demand Video Training for Storytellers Who Want to Write Marketable Books or Screenplays

$10,000+
4-month Deep Dive with Producer on Your Story/Idea in our Story Incubator

$25,000+
Work with a Professional Screenwriter to Develop a Marketable Screenplay or Get Full Production of a Podcast Episode (Either on Your Story One of Ours)

$100,000+
Work with a Professional Screenwriter to Develop a Marketable Screenplay AND Get Full Production of a Podcast Mini-Series (Either on Your Story One of Ours)

See you inside!

Nat

EMAIL 14
Subject: [Shareholder Notice] filing date

Hi [Name],

We are filing with the SEC this week and we go public in a few days.

So if you were thinking of adding to your investment in Voyage and you want the discounted shares currently being offered, now's the time.

Together we can do great things!

Nat